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Exhibit 99(a)(5)(A)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The offer is made solely by the offer to purchase, dated July 16, 2008, and the accompanying letter of transmittal and other related materials, as they may be amended or supplemented from time to time, and the information contained therein is incorporated herein by reference. The tender offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction.

Notice of Offer to Purchase for Cash

by

of

Up to 146,500,000 Shares of Its Common Stock
at a Purchase Price of $27.50 Per Share

        Activision Blizzard, Inc., a Delaware corporation ("Activision Blizzard" or the "Company"), is offering to purchase up to 146.5 million shares of its common stock, par value $0.000001 per share (the "Common Stock"), or such lesser number of shares as is properly tendered and not properly withdrawn, at a price of $27.50 per share, net to the tendering stockholder in cash, less any applicable withholding taxes and without interest. Activision Blizzard's offer is being made upon the terms and subject to the conditions set forth in the offer to purchase, dated July 16, 2008, and in the accompanying letter of transmittal and other related materials, which together, as each may be amended or supplemented from time to time, constitute the tender offer.

        THE TENDER OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE TENDER OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS SET FORTH IN THE OFFER TO PURCHASE.

THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK TIME, ON WEDNESDAY, AUGUST 13, 2008, UNLESS THE TENDER OFFER IS EXTENDED.

        THE BOARD OF DIRECTORS OF ACTIVISION BLIZZARD HAS APPROVED THE TENDER OFFER. HOWEVER, NEITHER ACTIVISION BLIZZARD NOR ANY MEMBER OF ITS BOARD OF DIRECTORS, THE INFORMATION AGENT OR THE DEPOSITARY MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER. IN DOING SO, YOU SHOULD READ CAREFULLY THE INFORMATION IN THE OFFER TO PURCHASE, THE ACCOMPANYING LETTER OF TRANSMITTAL AND OTHER RELATED MATERIALS. STOCKHOLDERS SHOULD DISCUSS WHETHER TO TENDER THEIR SHARES WITH THEIR BROKER OR OTHER FINANCIAL, LEGAL OR TAX ADVISORS.

        Upon the terms and subject to the conditions of the tender offer, including the proration provision described in the offer to purchase, Activision Blizzard will purchase shares properly tendered and not properly withdrawn in the tender offer. All shares Activision Blizzard acquires in the tender offer will be acquired at the same purchase price. However, if more than the number of shares Activision Blizzard is seeking to purchase in the tender offer are properly tendered and not properly withdrawn, Activision Blizzard will only purchase a pro rata portion of each stockholder's tendered shares in accordance with the proration provision described in the offer to purchase. Activision Blizzard will return shares tendered and not purchased in the tender offer at its expense promptly following the expiration of the tender offer.

        Under no circumstances will Activision Blizzard pay interest on the purchase price of the shares it purchases in the offer, regardless of any extension of or amendment to the tender offer or any delay in making that payment. The term "expiration time" means 5:00 p.m., New York time, on Wednesday, August 13, 2008, unless the tender offer is extended as provided in the offer to purchase.

        Activision Blizzard expressly reserves the right, subject to applicable law and subject to the terms and conditions of the Business Combination Agreement, at any time and from time to time, and regardless of whether or not any of the events set forth in the offer to purchase have occurred or are deemed by Activision Blizzard to have occurred, to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the depositary and making a public announcement of such extension no later than 9:00 a.m., New York time, on the next business day after the last previously scheduled or announced expiration time.

        Tenders of shares under the tender offer are irrevocable, except that such shares may be withdrawn at any time prior to the expiration time and, unless theretofore accepted for payment by us under the tender offer, may also be withdrawn at any time after the expiration time. For such withdrawal to be effective, a notice of withdrawal must be in written form, specifying the name of the tendering stockholder, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the person who tendered such shares. It must also be received in a timely manner by the depositary at one of the addresses set forth on the back cover of the offer to purchase.

        Activision Blizzard reserves the absolute right to reject any or all tenders of any shares that Activision Blizzard determines are not in proper form, or the acceptance for payment of or payment for which may, in the opinion of Activision Blizzard's counsel, be unlawful. Activision Blizzard will determine all questions as to the form and validity (including the time of receipt) of any notice of withdrawal, in its sole discretion, which determination will be final and binding on all parties. Activision Blizzard also reserves the absolute right to waive any defect or irregularity in the withdrawal of shares by any stockholder, and such determination will be binding on all stockholders. None of Activision Blizzard, the depositary, the information agent or any other person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal, nor will any of them incur liability for failure to give any such notice.

        The offer to purchase and the accompanying letter of transmittal will be mailed to record holders of shares whose names appear on Activision Blizzard's stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on Activision Blizzard's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares.

        The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the offer to purchase and is incorporated herein by reference.

        Please direct any questions or requests for assistance, including requests for additional copies of the offer to purchase, the letter of transmittal, the notice of guaranteed delivery or other related materials, to Morrow & Co., LLC, the information agent for the tender offer at its address and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the tender offer.

The Information Agent for the Tender Offer is:

Morrow & Co., LLC

470 West Avenue
Stamford, CT 06902
Banks and Brokers Call Collect: (203) 658-9400
All Others Call Toll-Free: (800) 245-1502

July 16, 2008

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  Exhibit 99(a)(5)(A)